Exhibit 99.2

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower

15 East Fifth Street • Suite 3500

Tulsa, Oklahoma 74103-4350

(918) 587-5521 • Fax: (918) 587-2881

January 26, 2012

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

Attention: Mr. Rodney Johnson

Re:	Estimated Proved Reserves and Future Net Cash Flow Constant Pricing

Gentlemen:

In accordance with your request, we have prepared an estimate of the proved reserves and future net cash flow attributable to the interests owned by SandRidge Energy, Inc. (SandRidge) located in the Permian Basin and in the states of New Mexico and Texas. Reserves estimated represent fifteen point six per cent (15.6%) of SandRidge’s reserves. This report was prepared according to the Securities and Exchange Commission (SEC) guidelines as published in the Federal Register January 14, 2009. The effective date of our estimate is December 31, 2011, and the evaluation was completed on January 20, 2012. The results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES				FUTURE NET CASH FLOW
					Total (M$)	Present Worth Disc. @ 10% (M$)
RESERVE CLASSIFICATION	Oil (MBBL)	Gas (MMCF)	NGL (MBBL)	Net Equiv. MBOE(1)
Proved Developed
Producing	18,963	95,076	5,708	40,517	1,634,185	734,844
Non-Producing	2,013	2,359	379	2,785	146,482	59,968
Behind-Pipe	3,506	17,650	765	7,213	262,597	122,711

Sub-Total	24,482	115,085	6,852	50,515	2,043,264	917,523

Proved Undeveloped	16,550	19,190	3,379	23,127	1,071,568	335,634

TOTAL PROVED RESERVES(2)	41,032	134,275	10,231	73,642	3,114,832	1,253,157

Notes:

(1)	MBOE calculated by converting six MCF of gas to one MBOE.

(2)	Totals may differ from schedules due to round off.

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Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. No provision has been made for the cost of plugging and abandoning the properties or for the value of salvable equipment.

The preparation of this report included the use of all methods and procedures considered necessary under the circumstances.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

Summary forecasts of annual gross and net production, operating income, and future net cash flow by reserve type are included as Schedule No. 1. A sequential listing of the individual properties based on discounted future net cash flow by reserve type is included as Schedule No. 2. An alphabetical one-line summary by property is reflected on Schedule No. 3.

ESTIMATION OF RESERVES

The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

Reserves anticipated from recently completed or new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income

Income from the sale of oil was estimated using the average price for West Texas Intermediate posted price on the first of each month during 2011 as provided by the staff of SandRidge. That price was $92.71 per barrel. This price was held constant throughout the life of each lease. Adjustments were made for state severance and ad valorem taxes and historical differentials between posted prices and actual field prices.

Gas Income

Income from the sale of gas was based upon the average price for gas sold at Henry Hub the first of each month during 2011 as provided by the staff of SandRidge. This price was $4.118 per MMBTU which was held constant throughout the life of each lease. Adjustments were made for BTU, basis differential, marketing, and transportation costs. Additional adjustments were made for state severance and ad valorem taxes.

NGL Income

Income from the recovery and sale of natural gas liquids (NGL) was based on a price that was fifty per cent (50%) of the oil price. Adjustments were made for historical price differentials.

Operating Expenses

Operating expenses were based upon actual operating costs charged by SandRidge or the respective operators, as supplied by the staff of SandRidge. All expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling. These costs are forecast based upon current estimates, regardless of the time they are incurred.

GENERAL

All assumptions, data, methods and procedures used were appropriate for the purpose served by the report.

Information upon which this estimate has been based was furnished by the staff of SandRidge or was obtained by us from outside sources we consider to be reliable. This information is assumed correct. No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of SandRidge.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

It is our opinion that based upon our knowledge of current facts and conditions, the reserves presented in this report are a reasonable measure of SandRidge’s reserves considered by us.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

This report was prepared under the direction and supervision of Lee Keeling and Associates, Inc.’s President, who has fifty-six years plus experience after graduating from the University of Tulsa with a Bachelor of Science Degree in Petroleum Engineering. He has fifty-two years’ experience in estimating and evaluating reserve information.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

/s/ Gordon L. Romine
Gordon L. Romine President Oklahoma P.E. No. 6057

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